Exhibit 99.1

Silvercorp Intercepts 34 grams per tonne gold and 4.45 percent copper over 0.82 metres at the LMW Mine, China

Trading Symbol        TSX/NYSE American:  SVM

VANCOUVER, BC, Dec. 18, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report assay results from its ongoing diamond drilling program at its LMW underground mine in the Ying Mining District ("Ying") located in Henan Province, China. LMW is one of seven underground mines at Ying, and the recent drilling focused on high-grade, low angle veins.  Highlights include:

•	High-angle Ag-Pb vein intercepts at the West Zone (W Zone):
•	Hole ZKX1613 intersected 2,705 grams per tonne ("g/t") silver ("Ag"), 0.67% lead ("Pb"), 0.26% Zinc ("Zn"), and 0.14% Copper ("Cu") over a 18.02 metre ("m") interval of vein W18W at the 1,024 m elevation
•	Hole ZKX13828 intersected 1,367 g/t Ag, 8.66% Pb, 1.12% Zn, and 0.32% Cu over a 1.80 m interval of vein W6E at the 839 m elevation
•	High-grade intercepts from low angle gold veins LM50, LM28 (Figure 1 below) and LM26 (Au Zone):
•	Hole ZKX1019 intersected 34 g/t gold ("Au"), 31 g/t Ag, and 4.45% Cu over a 0.82 m interval of vein LM28 at the 1,019 m elevation
•	Hole ZKX03X151 intersected 29 g/t Au, 30 g/t Ag, 0.47% Pb, and 0.22% Zn over a 1.11 m interval of vein LM50 at the 792 m elevation
•	High-grade Ag-Pb highlights from the E Zone:
•	Hole ZKX10756 intersected 1,582 g/t Ag, 4.36% Pb, 0.51% Zn, 1.66 g/t Au, and 0.15% Cu over a 0.76 m interval of vein LM41E at the 571 m elevation
•	High-grade intercepts of Ag-Pb-Zn mineralization at the P Zone:
•	Hole ZKX11241 intersected 4,738 g/t Ag, 2.12% Pb, 1.33% Zn, 0.19 g/t Au, and 0.64% Cu over a 1.80 m interval of vein LM32E at the 637 m elevation

A plan view of the LMW mine at the 800 m level is shown below in Figure 2. From June 1, 2023 to November 30, 2024, a total of 78,980 m in 678 diamond drill holes, including 639 underground holes and 39 surface holes, were completed at the LMW mine. Assay results for 548 holes have been received and select results are presented in Table 1 below.

This drilling program has been focused on four target areas: 1) expansion drilling of high-grade Ag-Pb and low angle Au-Ag-Cu veins west of the LMW mine (W Zone) at elevations above 900 m to surface (1,250 m); 2) expansion drilling of low angle Au and Ag-Au-Cu veins LM50, LM26, and LM21 (Au Zone); 3) drilling to extend the high-grade LM41E series veins at the eastern side of LMW (E Zone); and 4) infill drilling of Ag-Pb-Zn veins at the Production Zone (P Zone).

1)      Expansion drilling of high-grade Ag-Pb and low angle Au-Ag-Cu veins at the W Zone

Drilling at the W Zone significantly expanded the low angle and high-grade Ag-Au-Cu vein LM28 (Table 1). This quartz-pyrite-chalcopyrite vein strikes between 240 and 250 degrees dipping to the north with a dip angle between 10 and 30 degrees and then to 70 degrees at elevations below 900m El. The drilling and tunneling have defined around 600 m along strike and 500 m down dip for LM28, at elevations between 1,120 m and 750 m. The high-grade assay results include 34.13 g/t Au and 4.45% Cu over 0.82 m from hole ZKX1019, and 5.28 g/t Au and 20.28% Cu over a 0.59 m interval of LM28 from hole ZKX13664.  Tunneling at 988 m El to 1040 m El has demonstrated continuity of LM28.

At the W Zone, drilling also intersected high-grade Ag-Pb veins W1, W18 series and W6 series at elevations between 1,110 m and 800 m, with extension over 800 m along strike.  The high-grade Ag-Pb assay results include 2,705 g/t Ag and 0.67% Pb over 18.02 m (true thickness of 10.02 m) of vein W18W from hole ZKX1613, 1,367 g/t Ag, 8.66% Pb, 1.12% Zn and 0.32% Cu over a 1.80 m interval of vein W6E from hole ZKX13828, and 1,346 g/t Ag, 5.35% Pb, 0.82% Zn and 0.29% Cu over a 3.06 m interval of vein W1 from hole ZKX0825. The drifts from surface at 1040 m and 988 m elevations have traced the high-grade Ag-Pb veins W1, and W18 series for up to 360 m in length in tunnels.  Stopes at levels 1040, 988, 880 and 850 have been developed to mine the high-grade vein W18W.

•	High-angle Ag-Pb vein intercepts at the West Zone (W Zone):
•	Hole ZKX1613 intersected 2,705 g/t Ag, 0.67% Pb, 0.26% Zn, and 0.14% Cu over a 18.02 m interval of vein W18W at the 1,024 m elevation
•	Hole ZKX13828 intersected 1,367 g/t Ag, 8.66% Pb, 1.12% Zn, and 0.32% Cu over a 1.80 m interval of vein W6E at the 839 m elevation
•	Hole ZKX0825 intersected 1,346 g/t Ag, 5.35% Pb, 0.82% Zn, and 0.29% Cu over a 3.06 m interval of vein W1 at the 1,032 m elevation

2)      Expansion drilling of low angle Au and Ag-Au-Cu veins LM50, LM26, and LM21 at the Au Zone

Drilling for the low angle Au and Ag-Au-Cu veins targeted LM50, as well as LM21, LM26, LM22, LM51, and LM54. A continuous LM50 vein block extending 1000 m along strike and 450 m downdip has been defined. The high-grade assay results include 29.0 g/t Au over a 1.11 m interval from hole ZKX03X151, and 23.6 g/t Au and 261 g/t Ag over a 0.95 m interval of LM50 from hole ZKX01X102. The room-and-pillar stopes have been developed to mine LM50, LM26, LM21, LM52 and LM54.  A new vein structure LM54_1 has also been discovered subparallel to and around 50 m above vein LM54, with 7.18 g/t Au over a 2.36 m interval from hole ZKX10519, 4.02 g/t Au over a 1.71 m interval from hole ZKX10515 and 5.54 g/t Au over a 1.52 m interval from hole ZKX10756.

•	High-grade intercepts from low angle gold veins LM50, LM28 and LM26 (Au Zone):
•	Hole ZKX1019 intersected 34 g/t gold ("Au"), 31 g/t silver ("Ag"), and 4.45% copper ("Cu") over a 0.82 m interval of vein LM28 at the 1,019 m elevation
•	Hole ZKX13664 intersected 5.3 g/t Au, 30 g/t Ag, and 20.28% Cu over a 0.59 m interval of vein LM28 at the 1,031 m elevation
•	Hole ZKX03X151 intersected 29 g/t Au, 30 g/t Ag, 0.47% lead ("Pb"), and 0.22% zinc ("Zn") over a 1.11 m interval of vein LM50 at the 792 m elevation
•	Hole ZKX01X102 intersected 23.6 g/t Au, 261 g/t Ag and 0.29% Pb, and 0.14% Zn over a 0.95 m interval of vein LM50 at the 795 m elevation
•	Hole ZKX00X034 intersected 1.07 g/t Au, 1,542 g/t Ag, 1.80% Pb, 0.72% Zn, 1.15% Cu over a 2.91 m interval of vein LM26 at the 637 m elevation

3)      Infill drilling of high-grade Ag-Pb veins at the E Zone

At the east side of the resource area (E Zone), infill drilling continued to intersect the high-grade Ag-Pb LM41E series veins, including LM41E and LM41E1. In particular, a new high-grade vein LM41E2 has been discovered subparallel to and around 105 m to the east of LM41E1 at an elevation between 1050 and 950 m. In addition to the LM41E series veins, the drilling program also intersected the northeast part of the LM17 series, including LM17, LM17W1 and LM17W2 at higher elevations between 1,060 and 830 m.

•	High-grade Ag-Pb highlights from the E Zone:
•	Hole ZKX10756 intersected 1,582 g/t Ag, 4.36% Pb, 0.51% Zn, 1.66 g/t Au, and 0.15% Cu over a 0.76 m interval of vein LM41E at the 571 m elevation
•	Hole ZKX1754 intersected 807 g/t Ag, 9.80% Pb, and 0.47% Zn over a 1.12 m interval of vein LM41E2 at the 952 m elevation, and
•	Hole ZKX11333 intersected 709 g/t Ag, 9.67% Pb, 0.23% Zn, and 0.25% Cu over a 1.22 m interval of vein LM17W2 at the 860 m elevation.

4)      Infill drilling of Ag-Pb-Zn veins at the P Zone

Most holes in this period targeted blocks of known Ag-Pb-Zn veins at the P Zone, including blocks that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The high-grade intercepts are mainly associated with the southwest-striking LM7 series, LM12 series and LM17 series of veins, and the northwest-striking LM14, LM19 series and LM20 series, LM30 and LM32E series.

•	High-grade intercepts of Ag-Pb-Zn mineralization at the P Zone:
•	Hole ZKX11241 intersected 4,738 g/t Ag, 2.12% Pb, 1.33% Zn, 0.19 g/t Au, and 0.64% Cu over a 1.80 m interval of vein LM32E at the 637 m elevation
•	Hole ZKX07X110 intersected 1,633 g/t Ag, 2.11% Pb, 0.21% Zn, 0.21 g/t Au, and 0.12% Cu over a 4.99 m interval of vein LM12_1 at the 646 m elevation
•	Hole ZKX03X141 intersected 1,834 g/t Ag, 4.96% Pb, 0.96% Zn, 0.18 g/t Au, and 0.10% Cu over a 0.79 m interval of vein LM12E at the 665 m elevation

5)      Tunneling Programs at the LMW Mine

A total of 15,694 m of exploration tunnels were developed at the LMW mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures.

Figure 1: Newly discovered sub horizontal Vein LM28 with massive chalcopyrite, located in the W zone, showing high values of gold and copper grades at LMW (CNW Group/Silvercorp Metals Inc)

Figure 2: LMW Mine Plan View of the 800 m Level (CNW Group/Silvercorp Metals Inc)

Note: Underground workings shown at 800 m level, Vein LM28 occurs between the 1,050 m and 900 m levels, vein LM 26 occurs between the 750 m and 500 m levels, and vein LM32E occurs between the 670 m and 550 m levels.

Table 1: Selected intercepts from the 2023-2024 drilling program at the LMW mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Ore Type	Ore Zone
Low Angle Gold- Copper-Silver Veins
ZKX03X104	90.86	91.53	851	0.67	36	0.00	0.06	0.01	6.54	LM50	Au	Au
ZKX03X101	86.51	87.84	825	1.33	895	1.03	0.06	4.41	0.16	LM50	Au	Au
ZKX03X100	94.18	95.95	819	1.77	22	1.20	0.80	2.66	0.04	LM50	Au	Au
ZKX0184	62.03	62.99	800	0.96	226	1.52	0.23	0.05	0.28	LM50	Au	Au
ZKX03X095	64.95	66.15	797	1.20	10	0.03	0.04	8.35	0.00	LM50	Au	Au
ZKX01X102	60.56	61.51	795	0.95	261	0.29	0.14	23.60	0.00	LM50	Au	Au
ZKX03X151	66.95	68.06	792	1.11	30	0.47	0.22	29.00	0.01	LM50	Au	Au
ZKX01X101	64.51	65.64	791	1.13	28	2.87	0.07	1.86	0.01	LM50	Au	Au
ZKX03X152	68.89	70.13	790	1.24	10	0.23	0.03	3.38	0.01	LM50	Au	Au
ZKX03X090	101.91	104.98	788	3.07	92	2.82	0.18	5.97	0.09	LM50	Au	Au
ZKX09X081	55.29	56.62	787	1.33	9	0.07	0.08	5.19	0.00	LM50	Au	Au
ZKX09X017	53.07	54.13	787	1.06	51	0.56	0.24	6.35	0.04	LM50	Au	Au
ZKX07X092	55.02	56.15	786	1.13	21	0.34	0.09	4.53	0.00	LM50	Au	Au
ZKX09X016	55.59	58.41	786	2.82	52	2.04	0.26	2.07	0.03	LM50	Au	Au
ZKX03X153	80.63	82.26	783	1.63	10	0.19	0.04	5.14	0.01	LM50	Au	Au
ZKX05X165	122.19	123.38	825	1.19	119	1.57	0.09	0.49	0.04	LM50_3	Au	Au
ZKX11012	54.86	55.82	684	0.96	12	0.35	0.22	2.76	0.01	LM51	Au	Au
ZKX10515	145.69	146.79	542	1.10	4	0.01	0.18	9.23	0.01	LM54	Au	Au
ZKX10756	119.6	121.12	579	1.52	16	0.50	0.30	5.54	0.04	LM54_1	Au	Au
ZKX10515	75.74	77.45	569	1.71	4	0.04	0.06	4.02	0.01	LM54_1	Au	Au
ZKX10519	53.69	56.05	567	2.36	5	0.04	0.05	7.18	0.00	LM54_1	Au	Au
ZKX13215	4.66	5.41	910	0.75	9	0.02	0.01	3.99	0.00	LM58	Au	Au
ZKX10529	112.07	113.54	584	1.47	3	0.01	0.01	2.82	0.01	NA	Au	Au
ZKX0626	62.69	63.19	768	0.50	15	0.03	0.15	0.05	2.92	LM21	Au-Cu-Ag	Au
ZKX0264	61.04	62.34	741	1.30	434	0.74	0.15	0.31	0.02	LM21	Au-Cu-Ag	Au
ZKX0275	79.21	79.8	729	0.59	2	0.01	0.01	4.73	0.22	LM21	Au-Cu-Ag	Au
ZKX0279	77.12	77.63	724	0.51	3	0.01	0.01	7.10	0.32	LM21	Au-Cu-Ag	Au
ZKX0277	126.46	127.22	694	0.76	119	3.58	0.58	0.13	0.02	LM21	Au-Cu-Ag	Au
ZKX12812	16.92	17.45	687	0.53	239	0.34	0.13	0.05	0.01	LM21	Au-Cu-Ag	Au
ZKX03X083	105.04	105.6	653	0.56	102	0.01	0.12	3.37	14.36	LM21	Au-Cu-Ag	Au
ZKX0186	104.27	104.78	652	0.51	13	0.01	0.01	5.42	1.29	LM21	Au-Cu-Ag	Au
ZKX03X067	53.6	54.1	648	0.50	38	0.17	0.10	5.62	0.19	LM21	Au-Cu-Ag	Au
ZKX01X076	85.61	86.11	698	0.50	4	0.00	0.01	3.40	0.46	LM21_1	Au-Cu-Ag	Au
ZKX0372	83.94	85	957	1.06	80	0.62	0.40	0.03	2.73	LM22	Au-Cu-Ag	Au
ZKX05X127	135.15	135.66	937	0.51	212	2.26	0.20	0.18	4.29	LM22	Au-Cu-Ag	Au
ZKX11466	254.51	255.21	822	0.70	71	0.63	0.14	0.10	1.68	LM22	Au-Cu-Ag	Au
ZKX0469	19.66	20.17	747	0.51	42	0.04	0.06	1.28	2.04	LM23	Au-Cu-Ag	Au
ZKX10639	23.67	24.23	704	0.56	40	0.13	0.36	26.27	0.01	LM26	Au-Cu-Ag	Au
ZKX11040	42.71	44.72	689	2.01	1,154	0.04	0.06	1.09	0.09	LM26	Au-Cu-Ag	Au
ZKX03X140	56.35	58.13	688	1.78	29	5.40	0.04	0.15	0.01	LM26	Au-Cu-Ag	Au
ZKX0533	41.4	42.17	681	0.77	739	6.24	1.03	0.06	0.14	LM26	Au-Cu-Ag	Au
ZKX11061	63.05	63.55	680	0.50	7	0.03	0.05	3.38	0.00	LM26	Au-Cu-Ag	Au
ZKX11032	51.3	51.94	672	0.64	27	0.03	0.02	4.67	2.76	LM26	Au-Cu-Ag	Au
ZKX01X025	118.15	119.57	672	1.42	886	0.05	0.01	0.18	0.04	LM26	Au-Cu-Ag	Au
ZKX07X108	88.45	89.75	666	1.30	1,255	11.89	0.33	0.41	0.07	LM26	Au-Cu-Ag	Au
ZKX0185	107.85	112.19	664	4.34	149	1.80	0.13	0.03	0.08	LM26	Au-Cu-Ag	Au
ZKX05X053	76.49	77.56	664	1.07	59	0.03	0.03	4.74	1.90	LM26	Au-Cu-Ag	Au
ZKX00X037	55.24	55.87	647	0.63	10	0.05	0.08	3.16	0.12	LM26	Au-Cu-Ag	Au
ZKX01X023	56.37	56.87	646	0.50	216	0.64	0.15	2.70	0.81	LM26	Au-Cu-Ag	Au
ZKX05X093	33.64	36.38	641	2.74	253	1.45	0.39	0.12	0.09	LM26	Au-Cu-Ag	Au
ZKX03X075	67.99	69.17	637	1.18	3	0.01	0.01	2.74	0.22	LM26	Au-Cu-Ag	Au
ZKX00X034	62.1	65.01	637	2.91	1,542	1.80	0.72	1.07	1.15	LM26	Au-Cu-Ag	Au
ZKX03X078	116.79	118.18	609	1.39	1,260	0.09	0.04	0.48	0.86	LM26	Au-Cu-Ag	Au
ZKX1826	116.05	116.57	1,091	0.52	32	0.44	0.19	19.61	0.25	LM28	Au-Cu-Ag	W
ZKX13620	81.96	82.6	1,036	0.64	4	0.01	0.01	3.38	0.63	LM28	Au-Cu-Ag	W
ZKX1206	19.09	19.62	1,036	0.53	3	0.02	0.04	3.82	0.81	LM28	Au-Cu-Ag	W
ZKX13666	26.42	26.98	1,035	0.56	396	0.06	0.00	0.58	0.91	LM28	Au-Cu-Ag	W
ZKX1423	32.88	36.55	1,034	3.67	9	0.01	0.02	3.33	1.26	LM28	Au-Cu-Ag	W
ZKX1416	22.44	22.99	1,033	0.55	3	0.01	0.01	3.50	0.54	LM28	Au-Cu-Ag	W
ZKX13664	26.09	26.68	1,031	0.59	30	0.00	0.05	5.28	20.28	LM28	Au-Cu-Ag	W
ZKX1207	17.32	17.82	1,031	0.50	67	0.11	0.17	1.42	2.21	LM28	Au-Cu-Ag	W
ZKX1019	32.07	32.89	1,019	0.82	31	0.01	0.01	34.13	4.45	LM28	Au-Cu-Ag	W
ZKX0679	9.47	11.75	992	2.28	23	0.01	0.02	11.10	1.80	LM28	Au-Cu-Ag	W
ZKX0473	5.24	6.84	990	1.60	172	0.78	0.20	0.05	0.04	LM28	Au-Cu-Ag	W
ZKX14410	88.9	90.47	966	1.57	1	0.00	0.01	4.73	0.00	LM28	Au-Cu-Ag	W
	High Grade Silver-Lead Veins at the W Zone
ZKX1417	85	86.19	1,094	1.19	174	1.14	0.29	0.05	0.22	W1	Ag-Pb-Zn	W
ZKX1606	179.71	185.34	1,035	5.63	177	0.78	0.12	0.01	0.05	W1	Ag-Pb-Zn	W
ZKX0825	79.27	82.33	1,032	3.06	1,346	5.35	0.82	0.05	0.29	W1	Ag-Pb-Zn	W
ZKX1012	148.44	149.89	1,012	1.45	155	2.83	0.63	0.05	0.04	W1	Ag-Pb-Zn	W
ZKX0656	61.02	62.15	1,003	1.13	808	4.16	0.20	0.05	0.12	W1	Ag-Pb-Zn	W
ZKX14229	7.05	7.62	993	0.57	670	0.51	0.45	0.01	0.04	W1	Ag-Pb-Zn	W
ZKX13830	21.85	23.11	871	1.26	413	1.87	0.44	0.05	0.14	W1	Ag-Pb-Zn	W
ZKX13831	32.44	35.13	871	2.69	653	2.36	0.69	0.05	0.19	W1	Ag-Pb-Zn	W
ZKX13828	27.61	28.94	869	1.33	186	0.57	0.03	0.03	0.04	W1	Ag-Pb-Zn	W
ZKX13838	17.04	17.78	869	0.74	456	4.44	0.18	0.05	0.07	W1	Ag-Pb-Zn	W
ZKX14023	43.19	44.15	851	0.96	175	2.02	0.28	0.05	0.01	W1	Ag-Pb-Zn	W
ZKX1018	1.1	1.7	1,045	0.60	183	0.69	0.13	0.13	0.08	W18	Ag-Pb-Zn	W
ZKX14411	50.76	51.94	1,013	1.18	179	3.49	1.17	0.05	0.08	W18	Ag-Pb-Zn	W
ZKX14233	70.01	70.77	986	0.76	43	5.12	0.20	0.02	0.01	W18	Ag-Pb-Zn	W
ZKX14414	76.2	78.01	982	1.81	1,129	0.74	0.64	0.04	0.24	W18	Ag-Pb-Zn	W
ZKX14217	46.19	46.93	921	0.74	245	0.70	0.13	0.01	0.01	W18	Ag-Pb-Zn	W
ZKX14406	54.16	54.8	908	0.64	221	5.61	0.28	0.05	0.02	W18	Ag-Pb-Zn	W
ZKX13819	70.22	71	842	0.78	251	2.78	1.58	0.05	0.07	W18	Ag-Pb-Zn	W
ZKX14220	21.8	22.4	931	0.60	42	0.19	0.17	0.01	3.42	W18E	Ag-Pb-Zn	W
ZKX1418	29.92	31.43	1,115	1.51	400	0.80	0.12	0.05	0.08	W18W	Ag-Pb-Zn	W
ZKX1607	59.14	60.66	1,108	1.52	319	0.61	0.17	0.05	0.03	W18W	Ag-Pb-Zn	W
ZKX0838	142.61	143.95	1,080	1.34	594	7.63	0.18	0.03	0.04	W18W	Ag-Pb-Zn	W
ZKX0839	157.35	158.13	1,069	0.78	593	2.75	0.69	0.01	0.30	W18W	Ag-Pb-Zn	W
ZKX1420	141.14	143.76	1,047	2.62	200	1.08	0.06	0.05	0.03	W18W	Ag-Pb-Zn	W
ZKX1613	137.35	155.37	1,024	18.02	2,705	0.67	0.26	0.07	0.14	W18W	Ag-Pb-Zn	W
ZKX13667	81.65	86.62	1,018	4.97	1,393	1.39	0.27	0.01	0.13	W18W	Ag-Pb-Zn	W
ZKX13666	75.31	77.9	1,017	2.59	247	0.17	0.13	0.02	0.02	W18W	Ag-Pb-Zn	W
ZKX13664	93.53	94.7	996	1.17	686	3.09	0.82	0.04	0.07	W18W	Ag-Pb-Zn	W
ZKX14008	135.94	136.66	960	0.72	214	0.68	0.04	0.02	0.02	W18W	Ag-Pb-Zn	W
ZKX14256	115.26	115.98	902	0.72	493	10.47	7.44	0.01	0.10	W18W	Ag-Pb-Zn	W
ZKX14250	139.29	139.8	874	0.51	235	1.89	0.50	0.05	0.05	W18W	Ag-Pb-Zn	W
ZKX14248	92.32	93.27	872	0.95	55	12.85	0.05	0.02	0.01	W18W	Ag-Pb-Zn	W
ZKX14256	3.03	4.62	935	1.59	265	0.25	0.28	0.01	0.03	W18W1	Ag-Pb-Zn	W
ZKX14250	11.88	12.38	932	0.50	217	6.71	0.28	0.05	0.09	W18W1	Ag-Pb-Zn	W
ZKX14032	11.34	12.67	929	1.33	416	3.49	0.16	0.08	0.11	W18W1	Ag-Pb-Zn	W
ZKX13819	0	0.8	884	0.80	685	1.52	0.24	0.05	0.11	W18W1	Ag-Pb-Zn	W
ZKX14248	75.71	78.36	875	2.65	98	6.25	0.07	0.02	0.02	W18Wa	Ag-Pb-Zn	W
ZKX14231	32.29	32.88	969	0.59	738	0.73	0.22	0.03	0.08	W1W	Ag-Pb-Zn	W
ZKX1412	150.48	151	1,052	0.52	1,078	0.25	0.15	0.05	0.02	W2	Ag-Pb-Zn	W
ZKX1613	106.4	109.25	1,047	2.85	247	1.33	0.07	0.05	0.03	W2W	Ag-Pb-Zn	W
ZKX13417	44.88	46.45	982	1.57	499	2.50	1.52	0.02	0.10	W6	Ag-Pb-Zn	W
ZKX13826	47.67	48.18	929	0.51	232	10.53	0.13	0.02	0.05	W6	Ag-Pb-Zn	W
ZKX13208	174.9	175.57	901	0.67	362	0.52	0.27	0.01	0.09	W6	Ag-Pb-Zn	W
ZKX13831	58.82	59.37	860	0.55	467	1.85	0.58	0.20	0.04	W6	Ag-Pb-Zn	W
ZKX14241	99.67	100.39	806	0.72	266	3.74	1.29	0.20	0.04	W6a	Ag-Pb-Zn	W
ZKX14039	65.05	66	840	0.95	224	0.78	0.18	0.03	0.03	W6E	Ag-Pb-Zn	W
ZKX13828	82.82	84.62	839	1.80	1,367	8.66	1.12	0.08	0.32	W6E	Ag-Pb-Zn	W
ZKX12813	275.21	275.8	674	0.59	610	41.32	4.96	0.05	0.03	W6E	Ag-Pb-Zn	W
ZKX12815	154.37	158.69	659	4.32	34	6.51	3.23	0.05	0.01	W6E	Ag-Pb-Zn	W
ZKX13409	136.33	138.57	919	2.24	767	4.23	1.70	0.04	0.13	W6E1	Ag-Pb-Zn	W
ZKX13662	85.07	85.61	908	0.54	421	1.85	0.30	0.01	0.08	W6E1	Ag-Pb-Zn	W
ZKX13825	102.98	103.71	878	0.73	1,770	5.06	2.10	0.16	0.08	W6E1	Ag-Pb-Zn	W
ZKX0266	92.62	93.6	979	0.98	324	0.41	0.25	0.05	0.07	W6E2	Ag-Pb-Zn	W
ZKX13417	115.47	117.2	964	1.73	285	0.61	0.80	0.03	0.12	W6E2	Ag-Pb-Zn	W
ZKX13637	111.87	112.48	914	0.61	1,206	1.79	0.61	0.03	0.32	W6E2	Ag-Pb-Zn	W
ZKX13831	121.28	121.94	833	0.66	1,734	4.09	0.30	0.05	0.31	W6E2	Ag-Pb-Zn	W
ZKX13825	27.96	28.73	919	0.77	47	5.52	0.23	0.05	0.02	W6W	Ag-Pb-Zn	W
ZKX0839	33.36	34.16	1,127	0.80	139	1.34	0.11	0.01	2.97	NA	Ag-Pb-Zn	W
ZKX13667	75.55	76.69	1,019	1.14	169	2.68	0.23	0.01	0.04	NA	Ag-Pb-Zn	W
ZKX1206	100.23	100.76	998	0.53	335	0.15	0.04	0.02	0.04	NA	Ag-Pb-Zn	W
ZKX14408	31.93	34.06	984	2.13	413	0.75	0.46	0.03	0.07	NA	Ag-Pb-Zn	W
ZKX14016	83.7	84.3	974	0.60	180	0.01	0.01	0.05	0.32	NA	Ag-Pb-Zn	W
ZKX14256	12.99	13.49	932	0.50	350	0.51	0.04	0.01	0.06	NA	Ag-Pb-Zn	W
ZKX13409	130.11	130.91	919	0.80	199	3.00	0.07	0.03	0.02	NA	Ag-Pb-Zn	W
ZKX14248	97.83	99.74	872	1.91	341	0.80	1.74	0.02	0.07	NA	Ag-Pb-Zn	W
ZKX14023	50.39	51.79	846	1.40	185	0.44	0.49	0.05	0.02	NA	Ag-Pb-Zn	W
High-Grade Silver-Lead-Zinc Veins at the E Zone
ZKX1527	123.29	124.82	1,062	1.53	296	0.90	0.10	0.05	0.04	LM17	Ag-Pb-Zn	E
ZKX1719	106.64	107.93	1,053	1.29	240	0.24	0.14	0.01	0.06	LM17	Ag-Pb-Zn	E
ZKX1520	147.32	147.87	1,022	0.55	160	5.59	5.00	0.05	0.05	LM17	Ag-Pb-Zn	E
ZKX1520	147.87	149.09	1,022	1.22	214	1.17	0.51	0.05	0.08	LM17	Ag-Pb-Zn	E
ZKX1517	29.96	33.02	997	3.06	958	0.38	0.19	0.05	0.05	LM17W1	Ag-Pb-Zn	E
ZKX11535	30.14	31.05	982	0.91	246	0.39	0.08	0.05	0.01	LM17W2	Ag-Pb-Zn	E
ZKX11338	222.17	222.97	898	0.80	339	1.69	0.43	0.02	0.17	LM17W2	Ag-Pb-Zn	E
ZKX11157	229.58	230.14	865	0.56	277	0.39	1.35	0.03	0.08	LM17W2	Ag-Pb-Zn	E
ZKX11333	213.18	214.4	860	1.22	709	9.67	0.23	0.02	0.25	LM17W2	Ag-Pb-Zn	E
ZKX11343	100.97	101.91	845	0.94	901	0.00	0.01	0.01	0.05	LM17W2	Ag-Pb-Zn	E
ZKX11167	91.9	92.48	827	0.58	197	2.57	0.27	0.05	0.08	LM17W2	Ag-Pb-Zn	E
ZKX11330	102.84	103.37	878	0.53	291	2.07	0.30	0.05	0.08	LM41	Ag-Pb-Zn	E
ZKX11526	116.97	119.04	870	2.07	577	2.32	0.18	0.01	0.10	LM41	Ag-Pb-Zn	E
ZKX10529	9.05	9.63	598	0.58	118	6.75	1.11	0.05	0.01	LM41	Ag-Pb-Zn	E
ZKX10991	127.66	128.51	574	0.85	221	1.34	0.15	0.05	0.07	LM41	Ag-Pb-Zn	E
ZKX10766	120.43	121.41	574	0.98	200	8.28	0.27	0.05	0.11	LM41	Ag-Pb-Zn	E
ZKX11332	200.05	201.36	868	1.31	288	0.35	0.14	0.05	0.04	LM41_1	Ag-Pb-Zn	E
ZKX11329	182.66	183.22	784	0.56	305	0.36	0.07	0.05	0.01	LM41_1	Ag-Pb-Zn	E
ZKX11534	226.52	227.3	855	0.78	727	0.86	0.16	0.05	0.13	LM41E	Ag-Pb-Zn	E
ZKX11539	126.67	127.19	837	0.52	882	6.39	0.14	0.03	0.29	LM41E	Ag-Pb-Zn	E
ZKX11339	124.42	125.41	835	0.99	239	0.64	0.11	0.05	0.14	LM41E	Ag-Pb-Zn	E
ZKX11167	131.33	131.96	818	0.63	1,394	1.79	0.41	0.17	0.24	LM41E	Ag-Pb-Zn	E
ZKX10955	124.46	125.48	672	1.02	245	0.96	0.13	0.05	0.02	LM41E	Ag-Pb-Zn	E
ZKX11159	111.27	112.54	636	1.27	324	7.64	1.07	0.38	0.03	LM41E	Ag-Pb-Zn	E
ZKX11162	109.71	113.33	613	3.62	661	3.08	0.66	0.17	0.03	LM41E	Ag-Pb-Zn	E
ZKX10756	165.04	165.8	571	0.76	1,582	4.36	0.51	1.66	0.15	LM41E	Ag-Pb-Zn	E
ZKX11144	158.5	159.27	569	0.77	162	21.00	0.38	0.04	0.01	LM41E	Ag-Pb-Zn	E
ZKX11535	84.62	85.12	948	0.50	315	0.66	0.19	0.05	0.03	LM41E1	Ag-Pb-Zn	E
ZKX1527	84.39	85.41	1,075	1.02	205	0.74	0.11	0.05	0.09	LM41E2	Ag-Pb-Zn	E
ZKX1719	99.32	99.83	1,056	0.51	238	0.67	0.07	0.01	0.03	LM41E2	Ag-Pb-Zn	E
ZKX1370	101.67	103.04	1,037	1.37	794	1.85	0.09	0.05	0.14	LM41E2	Ag-Pb-Zn	E
ZKX1517	89.59	90.09	989	0.50	353	0.25	0.07	0.05	0.01	LM41E2	Ag-Pb-Zn	E
ZKX1518	93.43	94.42	974	0.99	398	5.01	0.98	0.05	0.09	LM41E2	Ag-Pb-Zn	E
ZKX1754	62.37	63.49	952	1.12	807	9.80	0.47	0.05	0.06	LM41E2	Ag-Pb-Zn	E
ZKX11340	103.6	105.03	829	1.43	267	0.79	0.07	0.01	0.03	LM41E3	Ag-Pb-Zn	E
ZKX1527	128.39	128.89	1,061	0.50	166	0.96	0.61	0.05	0.05	NA	Ag-Pb-Zn	E
ZKX11337	198.06	198.81	895	0.75	164	2.57	0.36	0.19	0.06	NA	Ag-Pb-Zn	E
ZKX11337	226.12	227.47	889	1.35	252	0.73	0.32	0.13	0.09	NA	Ag-Pb-Zn	E
ZKX11157	183.16	183.68	879	0.52	269	0.58	0.08	0.03	0.09	NA	Ag-Pb-Zn	E
ZKX10990	103.75	104.36	617	0.61	32	4.60	0.05	0.05	0.01	NA	Ag-Pb-Zn	E
High-Grade Veins at the Production Zone
ZKX03X135	84.64	85.21	689	0.57	407	1.65	2.88	0.05	0.16	LM10	Ag-Pb-Zn	P
ZKX01X069	16.37	16.97	687	0.60	970	3.95	3.68	0.23	0.24	LM10	Ag-Pb-Zn	P
ZKX01X039	102.51	103.05	840	0.54	204	0.78	4.57	0.05	0.01	LM11E	Ag-Pb-Zn	P
ZKX03X068	40.49	44.2	661	3.71	218	0.81	0.44	0.05	0.08	LM11E	Ag-Pb-Zn	P
ZKX03X101	92.13	93.05	820	0.92	335	1.27	0.13	0.02	0.20	LM11E1	Ag-Pb-Zn	P
ZKX11428	11.2	12.25	697	1.05	217	0.76	0.08	0.01	0.21	LM11E1	Ag-Pb-Zn	P
ZKX05X156	67.45	68.24	650	0.79	653	2.90	1.60	0.05	0.18	LM11E1	Ag-Pb-Zn	P
ZKX07X106	49.44	50.81	694	1.37	240	2.33	0.16	0.05	0.11	LM12	Ag-Pb-Zn	P
ZKX11041	91.39	91.89	676	0.50	219	1.13	0.16	0.05	0.17	LM12	Ag-Pb-Zn	P
ZKX00X044	76.32	77.65	669	1.33	374	0.25	0.02	1.41	0.01	LM12	Ag-Pb-Zn	P
ZKX0620	115.01	115.75	733	0.74	206	1.36	0.05	0.05	0.22	LM12_1	Ag-Pb-Zn	P
ZKX0626	135.09	135.82	732	0.73	105	3.26	0.05	0.05	0.12	LM12_1	Ag-Pb-Zn	P
ZKX04X006	99.99	100.99	681	1.00	700	0.61	0.75	0.17	0.28	LM12_1	Ag-Pb-Zn	P
ZKX07X110	98.5	99.65	649	1.15	1,341	1.81	0.17	0.18	0.10	LM12_1	Ag-Pb-Zn	P
ZKX07X110	104.61	109.6	646	4.99	1,633	2.11	0.21	0.21	0.12	LM12_1	Ag-Pb-Zn	P
ZKX07X108	71.08	72.24	673	1.16	1,115	2.70	6.49	0.41	0.20	LM12_2	Ag-Pb-Zn	P
ZKX07X089	76.73	79.28	672	2.55	317	0.53	0.57	0.07	0.06	LM12_2	Ag-Pb-Zn	P
ZKX05X053	65.34	69.06	669	3.72	154	0.92	0.42	0.14	0.06	LM12_2	Ag-Pb-Zn	P
ZKX0185	114.02	115.04	661	1.02	106	2.59	0.80	0.02	0.55	LM12_2	Ag-Pb-Zn	P
ZKX05X172	65.86	66.98	659	1.12	387	0.80	0.44	0.14	0.11	LM12_2	Ag-Pb-Zn	P
ZKX05X173	15.15	16.28	682	1.13	1,079	8.87	0.33	0.06	0.40	LM12_2a	Ag-Pb-Zn	P
ZKX05X052	84.15	85.19	678	1.04	755	10.08	0.20	0.11	0.34	LM12_2a	Ag-Pb-Zn	P
ZKX07X108	77	77.56	671	0.56	485	1.43	0.89	0.17	0.11	LM12_2a	Ag-Pb-Zn	P
ZKX07X117	20.94	24.27	640	3.33	251	2.60	0.42	0.18	0.05	LM12_5	Ag-Pb-Zn	P
ZKX0738	32.18	33.24	627	1.06	735	0.59	0.32	0.18	0.12	LM12_5	Ag-Pb-Zn	P
ZKX09X072	38.86	40.1	627	1.24	283	1.44	0.70	0.24	0.63	LM12_5	Ag-Pb-Zn	P
ZKX00X019	159	162.7	711	3.70	665	3.52	0.40	0.05	0.29	LM12E	Ag-Pb-Zn	P
ZKX10645	35.94	36.81	696	0.87	163	22.00	0.27	0.05	0.01	LM12E	Ag-Pb-Zn	P
ZKX05X162	62.54	63.23	690	0.69	380	1.84	0.12	0.02	0.16	LM12E	Ag-Pb-Zn	P
ZKX03X141	92.88	93.67	665	0.79	1,834	4.96	0.96	0.18	0.10	LM12E	Ag-Pb-Zn	P
ZKX0371	73.45	74.42	937	0.97	197	0.42	0.52	0.03	0.07	LM12E1	Ag-Pb-Zn	P
ZKX0195	71.48	71.98	926	0.50	180	1.73	0.26	0.05	0.05	LM12E1	Ag-Pb-Zn	P
ZKX00X019	111.48	112.65	754	1.17	53	15.48	0.69	0.05	0.02	LM12E1	Ag-Pb-Zn	P
ZKX03X140	66.65	67.23	686	0.58	182	10.27	0.07	0.05	0.04	LM12E1	Ag-Pb-Zn	P
ZKX07X106	56.91	57.5	693	0.59	632	1.49	0.14	0.09	0.04	LM12a	Ag-Pb-Zn	P
ZKX07X110	136.15	136.66	630	0.51	226	0.72	0.22	0.10	0.09	LM12a	Ag-Pb-Zn	P
ZKX01X063	72.1	72.78	837	0.68	940	0.55	0.16	0.05	0.04	LM13W	Ag-Pb-Zn	P
ZKX11252	10.94	12.58	799	1.64	208	1.75	0.05	0.05	0.19	LM13W	Ag-Pb-Zn	P
ZKX0626	3.11	6.04	798	2.93	281	0.34	0.03	0.05	0.08	LM13W	Ag-Pb-Zn	P
ZKX0620	4.12	4.9	797	0.78	1,035	0.58	0.10	0.05	0.35	LM13W	Ag-Pb-Zn	P
ZKX11456	13.9	16.15	791	2.25	249	6.70	0.47	0.04	0.07	LM13W	Ag-Pb-Zn	P
ZKX11439	23.03	24.94	786	1.91	465	2.35	0.78	0.13	0.19	LM13W	Ag-Pb-Zn	P
ZKX02X011	84.12	85.05	764	0.93	212	3.28	1.66	0.05	0.06	LM13W	Ag-Pb-Zn	P
ZKX03X117	50.23	50.78	722	0.55	139	8.19	0.06	0.03	0.70	LM13W2	Ag-Pb-Zn	P
ZKX10996	114.88	115.75	834	0.87	896	1.98	0.19	0.05	0.64	LM14	Ag-Pb-Zn	P
ZKX04X003	24.27	24.86	732	0.59	408	1.69	0.21	0.01	0.17	LM14	Ag-Pb-Zn	P
ZKX04X008	65.9	78.82	686	12.92	982	5.36	0.34	0.36	0.07	LM14	Ag-Pb-Zn	P
ZKX0684	99.5	100.25	662	0.75	410	6.06	2.44	3.98	0.09	LM14_1	Ag-Pb-Zn	P
ZKX11454	16.01	17.53	642	1.52	73	4.15	0.19	0.02	0.01	LM14_1	Ag-Pb-Zn	P
ZKX11431	106.62	107.4	663	0.78	405	3.89	0.11	0.10	0.01	LM14_3	Ag-Pb-Zn	P
ZKX11248	59.85	60.99	637	1.14	329	0.54	0.19	0.05	0.03	LM14_3	Ag-Pb-Zn	P
ZKX0469	94.72	97.68	728	2.96	291	1.00	0.43	0.03	0.21	LM17	Ag-Pb-Zn	P
ZKX0668	82.47	83.58	716	1.11	374	0.62	0.25	0.02	0.25	LM17	Ag-Pb-Zn	P
ZKX0274	80.37	81.27	697	0.90	746	2.25	1.55	0.03	0.18	LM17	Ag-Pb-Zn	P
ZKX4221	79.12	84.57	563	5.45	243	0.78	0.22	0.05	0.05	LM17	Ag-Pb-Zn	P
ZKX01X101	14.7	15.26	840	0.56	116	2.98	0.07	0.03	0.01	LM19	Ag-Pb-Zn	P
ZKX01X102	22.68	23.18	832	0.50	182	2.33	0.02	0.20	0.01	LM19	Ag-Pb-Zn	P
ZKX11428	82.77	84.1	681	1.33	334	0.70	0.44	0.12	0.10	LM19_1	Ag-Pb-Zn	P
ZKX11033	31.73	32.31	583	0.58	935	4.61	0.26	0.13	0.15	LM19_1	Ag-Pb-Zn	P
ZKX11034	35.68	36.28	575	0.60	459	2.52	0.52	0.09	0.12	LM19_1	Ag-Pb-Zn	P
ZKX05X076	135.01	138.35	531	3.34	1,698	0.42	0.07	0.66	0.11	LM19_1	Ag-Pb-Zn	P
ZKX10820	64.74	65.7	671	0.96	1,834	1.60	0.10	0.05	0.01	LM19W1	Ag-Pb-Zn	P
ZKX11606	36.32	38.1	736	1.78	1,033	6.86	0.08	0.14	0.16	LM19W1E	Ag-Pb-Zn	P
ZKX00X014	94.95	95.96	681	1.01	364	2.21	0.11	0.01	0.03	LM19W2	Ag-Pb-Zn	P
ZKX11456	117.28	118.15	725	0.87	514	5.02	0.20	0.04	0.41	LM19Wa	Ag-Pb-Zn	P
ZKX11439	130.94	131.78	715	0.84	303	2.02	0.09	0.05	0.53	LM19Wa	Ag-Pb-Zn	P
ZKX01X044	41.85	43.93	726	2.08	201	0.61	1.44	0.02	0.10	LM19Wa	Ag-Pb-Zn	P
ZKX0371	42.29	42.83	952	0.54	189	8.32	0.10	0.03	0.02	LM20	Ag-Pb-Zn	P
ZKX07X097	70.83	71.43	817	0.60	214	0.98	1.77	0.17	0.02	LM20	Ag-Pb-Zn	P
ZKX09X094	101.46	102.24	579	0.78	172	1.92	0.10	0.11	0.11	LM20	Ag-Pb-Zn	P
ZKX09X071	57.7	59.44	647	1.74	70	3.77	0.05	0.05	0.02	LM20_1	Ag-Pb-Zn	P
ZKX0740	59.03	60.7	618	1.67	376	0.15	0.02	0.01	0.01	LM20_1	Ag-Pb-Zn	P
ZKX05X162	75.07	75.62	689	0.55	739	8.68	1.24	0.21	0.13	LM20W	Ag-Pb-Zn	P
ZKX05X163	88.67	89.96	661	1.29	356	0.08	0.03	0.82	0.12	LM20W	Ag-Pb-Zn	P
ZKX12815	161.62	164.88	658	3.26	337	4.42	0.71	0.15	0.05	LM25	Ag-Pb-Zn	P
ZKX12818	41.53	42.67	910	1.14	495	0.10	0.05	0.05	0.05	LM25W	Ag-Pb-Zn	P
ZKX0287	30.98	32.3	913	1.32	272	0.64	0.06	0.01	0.02	LM25W	Ag-Pb-Zn	P
ZKX11418	53.08	53.95	623	0.87	156	7.20	0.15	0.11	0.94	LM27	Ag-Pb-Zn	P
ZKX11012	71.74	75.3	679	3.56	485	5.50	1.12	0.40	0.11	LM30	Ag-Pb-Zn	P
ZKX03X133	99.76	101.79	662	2.03	252	0.54	0.11	0.01	0.01	LM30	Ag-Pb-Zn	P
ZKX11418	48.74	49.35	626	0.61	827	7.59	0.31	0.12	0.72	LM30	Ag-Pb-Zn	P
ZKX11450	52.47	53.7	614	1.23	311	7.26	0.17	0.05	0.57	LM30	Ag-Pb-Zn	P
ZKX11242	100.3	101.48	631	1.18	787	1.94	0.26	0.01	0.12	LM32	Ag-Pb-Zn	P
ZKX11242	21.1	22.82	646	1.72	277	1.55	0.47	0.01	0.09	LM32E	Ag-Pb-Zn	P
ZKX11249	18.35	19.49	643	1.14	433	4.18	0.52	0.05	0.14	LM32E	Ag-Pb-Zn	P
ZKX11241	23.78	25.58	637	1.80	4,738	2.12	1.33	0.19	0.64	LM32E	Ag-Pb-Zn	P
ZKX11248	71.69	72.83	635	1.14	282	0.60	0.58	0.05	0.11	LM32E	Ag-Pb-Zn	P
ZKX11453	82.61	83.2	599	0.59	340	11.32	0.12	0.07	0.03	LM32E	Ag-Pb-Zn	P
ZKX11249	44.38	45.72	634	1.34	574	4.13	0.13	0.05	0.17	LM32E1	Ag-Pb-Zn	P
ZKX11248	122.46	123.51	625	1.05	922	6.37	1.92	0.05	0.28	LM32E1	Ag-Pb-Zn	P
ZKX0947	106.45	107.31	670	0.86	394	0.18	0.02	0.05	0.16	LM7	Ag-Pb-Zn	P
ZKX1727	84.44	85.2	573	0.76	28	6.60	0.12	0.05	0.16	LM7	Ag-Pb-Zn	P
ZKX09X016	22.01	23.42	818	1.41	456	0.24	0.09	0.05	0.01	LM7W	Ag-Pb-Zn	P
ZKX09X069	34.87	35.73	808	0.86	157	2.35	0.08	0.09	0.02	LM7W	Ag-Pb-Zn	P
ZKX03X099	18.24	19.46	891	1.22	395	1.21	0.12	0.05	0.17	NA	Ag-Pb-Zn	P
ZKX10317	129.9	130.41	725	0.51	1,730	2.29	2.31	0.02	0.17	NA	Ag-Pb-Zn	P
ZKX0255	27.44	28.64	695	1.20	554	1.60	0.66	0.03	0.13	NA	Ag-Pb-Zn	P
ZKX11439	166.99	167.81	692	0.82	247	0.57	0.16	0.05	0.26	NA	Ag-Pb-Zn	P
ZKX03X121	83.23	83.96	684	0.73	174	1.87	0.08	0.01	0.32	NA	Ag-Pb-Zn	P
ZKX00X014	147.35	148.56	671	1.21	186	2.98	0.84	0.05	0.03	NA	Ag-Pb-Zn	P
ZKX00X078	75.65	76.83	661	1.18	80	4.95	0.02	0.05	0.01	NA	Ag-Pb-Zn	P
ZKX11262	1.14	1.78	649	0.64	229	1.08	0.33	0.05	0.01	NA	Ag-Pb-Zn	P
ZKX11032	152.81	153.39	622	0.58	205	1.02	0.11	0.16	0.04	NA	Ag-Pb-Zn	P
ZKX11241	83.63	84.22	606	0.59	533	0.63	1.09	0.05	0.18	NA	Ag-Pb-Zn	P
ZKX0548	153.55	154.1	574	0.55	173	1.07	0.22	0.05	0.07	NA	Ag-Pb-Zn	P
ZKX05X076	147.87	148.99	519	1.12	225	3.39	0.08	0.05	0.11	NA	Ag-Pb-Zn	P

Note: [NA] No vein id has been assigned

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by sawing. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested by two-acid digestion for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.4 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp for the purposes of   National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101'') and has reviewed and approved the technical information contained in this news release. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this news release and for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Silvercorp is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimated mine life and any anticipated changes related thereto; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China, Ecuador and Canada;  our ability to comply with environmental, health and safety laws; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended March 31, 2024 under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.  In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the "U.S. Rules") are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

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CNW 17:42e 18-DEC-24